UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 27)*

                                 URS CORPORATION
                           --------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
Series B Exchangeable Convertible Preferred Stock, Par Value $1.00 Per Share
---------------------------------------------------------------
                        (Title of Class of Securities)

                                  903236107
                         --------------------------
                               (CUSIP Number)

                               Murray A. Indick
                          BLUM CAPITAL PARTNERS, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 January 11, 2002
                                 ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  Page 1 of 14


CUSIP NO. 903236107              SCHEDULE 13D                     Page 2 of 14
------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,939,858**
   OWNED BY EACH                 Series B Stock                       56,452**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,939,858**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,939,858**
                                 Series B Stock                       56,452**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       33.7%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 3 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   7,939,858**
   OWNED BY EACH                 Series B Stock                       56,452**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   7,939,858**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   7,939,858**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       33.7%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 903236107               SCHEDULE 13D                    Page 4 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY
------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER  Common Stock               35,578**
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                    Common Stock (after conversion) 7,939,858**
   OWNED BY EACH                          Series B Preferred Stock    56,452**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
                                       Common Stock                   35,578**
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                   Common Stock (after conversion) 7,939,858**
                                   Series B Preferred Stock           56,452**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       Common Stock                7,939,858**
                                       Series B Preferred Stock       56,452**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       Common Stock                     33.9**
                                       Series B Preferred Stock       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 903236107              SCHEDULE 13D                     Page 5 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  THE COMMON FUND

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               23-7037968
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER       Common Stock     1,077,980**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER   Common Stock    1,077,980**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  Common Stock     1,077,980**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  Common Stock          6.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 903236107              SCHEDULE 13D                    Page 6 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    RCBA STRATEGIC PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   5,645,200**
   OWNED BY EACH                 Series B Stock                       56,452**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   5,645,200**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   5,645,200**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       24.0%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 903236107              SCHEDULE 13D                     Page 7 of 14

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY                  Common Stock (after conversion)   5,645,200**
   OWNED BY EACH                 Series B Stock                       56,452**
   PERSON WITH     -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                                 Common Stock (after conversion)   5,645,200**
                                 Series B Stock                       56,452**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 Common Stock (after conversion)   5,645,200**
                                 Series B Stock                      56,452**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 Common Stock (after conversion)       24.0%**
                                 Series B Stock                       100.0%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 903236107               SCHEDULE 13D                    Page 8 of 14

This Amendment No. 27 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 13, 2000 by BLUM Capital Partners, L.P., a California limited partnership ("BLUM LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); The Common Fund, a New York non-profit corporation, RCBA Strategic Partners, L.P., a Delaware limited partnership ("Strategic"); RCBA GP, L.L.C., a Delaware limited liability company ("RCBA GP"); and Richard
C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a Managing Member of RCBA GP (collectively, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529. This amendment to the
Schedule 13D relates to shares of Common Stock, par value $0.01 and shares of Series B Exchangeable Convertible Preferred Stock, par value $1.00 (the "Series B Stock"). The following amendments to Items 2 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business               Citizen-  Principal Occupation
Office Held            Address                ship       or Employment
--------------------  ---------------------- ---------  --------------------
Richard C. Blum        909 Montgomery St.       USA     President & Chairman,
President &            Suite 400                        BLUM L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway  Managing Partner,
Managing Partner       Suite 400                        BLUM L.P.
& Director             San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.       Denmark Managing Partner,
Managing Partner       Suite 400                        BLUM L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA     Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson    909 Montgomery St.       USA     Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil  Partner,
Partner                Suite 400                        BLUM L.P.
                       San Francisco, CA 94133



CUSIP NO. 903236107              SCHEDULE 13D                     Page 9 of 14

Name and               Business               Citizen-   Principal Occupation
Office Held            Address                ship       or Employment
--------------------  ----------------------- ---------  --------------------
Jeff A. Cozad          909 Montgomery St.      USA       Partner,
Partner                Suite 400                         BLUM L.P.
                       San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            BLUM L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA       Partner and
Partner, General      Suite 400                          General Counsel,
Counsel & Secretary   San Francisco, CA 94133            BLUM L.P.


The principal business office address of RCBA GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupations are as follows:

Name and               Business                Citizen- Principal Occupation
Office Held            Address                 ship     or Employment
--------------------  ----------------------- --------- --------------------
Richard C. Blum        909 Montgomery St.      USA      President & Chairman,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.      Norway   Managing Partner,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Claus J. Moller        909 Montgomery St.      Denmark  Managing Partner,
Managing Member        Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.      USA      Partner,
Member                 Suite 400                        BLUM L.P.
                       San Francisco, CA 94133

Kevin A. Richardson   909 Montgomery St.       USA      Partner,
Member                Suite 400                         BLUM L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Member                Suite 400                         BLUM L.P.
                      San Francisco, CA 94133



CUSIP NO. 903236107             SCHEDULE 13D                     Page 10 of 14

Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------- -------------------
Jeff A. Cozad         909 Montgomery St.       USA       Partner,
Member                Suite 400                          BLUM L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            BLUM L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            BLUM L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to information furnished to the Reporting Persons by the Issuer, there were 56,452 shares of the Series B Preferred Stock outstanding as of January 18, 2002, and according to the Issuer's most recent for 10-Q, there were 17,886,520 shares of the Common Stock outstanding as of September 4, 2001.

Based on the above information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons will report the following direct holdings and corresponding percentage interests in the Series B Shares and Common Stock Shares (assuming the conversion of each Reporting Person's Series B Shares into Common Shares):
                                                Total Common Shares
                        Series B Shares          (after conversion)
                    ---------------------      ---------------------
Name                No. Owned     % Owned      No. Owned        % Owned
-----------------   ---------     -------      ---------        -------
BLUM LP                     0        0.0%      2,294,658(1)        9.7%
RCBA Inc.                   0        0.0%      2,294,658(1)        9.7%
Richard C. Blum        56,452(4)   100.0%      7,975,436(1)(2)(4) 33.9%
The Common Fund             0        0.0%      1,077,980(3)        4.6%
Strategic              56,452(4)   100.0%      5,645,200(4)       24.0%
RCBA GP                56,452(4)   100.0%      5,645,200(4)       24.0%


CUSIP NO. 903236107             SCHEDULE 13D                     Page 11 of 14

(1) These shares are owned directly by four limited partnerships for which BLUM LP serves as the sole general partner, four investment advisory client accounts for which it has voting and investment discretion, and 118,218 shares owned directly by BLUM LP. As the sole general partner of BLUM LP, RCBA Inc. may be deemed the beneficial owner of the securities over which BLUM LP has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. BLUM LP, RCBA Inc. and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(2) Mr. Blum has sole beneficial ownership of 35,578 shares of the Common Stock (consisting of shares held directly, shares as beneficiary of a trust and options currently exercisable). Mr. Blum is a director of Issuer.

(3) These shares are legally owned by The Common Fund for its Multi-Strategy Equity Fund and its Value Opportunities Fund (two of BLUM LP's investment advisory clients described in (1) above, collectively "The Common Fund."). BLUM LP has voting and investment power with respect to these shares, and these shares are reported as beneficially owned by BLUM LP. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons. The table reflects percentage ownership assuming the conversion of the Series B Stock; on a diluted basis. Without conversion, the Common Fund's percentage of ownership is 6.0%.

(4) These shares are owned directly by Strategic. Voting and investment power concerning these shares are held solely by RCBA GP, the general partner of Strategic, which could be deemed to have beneficial ownership of these shares. As a Managing Member of RCBA GP, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. RCBA GP and Mr. Blum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

Based on the affiliations described in Notes (1) through (4) above, the Reporting Persons may be deemed to be members in a group.

(c)	During the past sixty (60) days, the Reporting Persons had the following transactions in the Common Stock and Series B Stock of the Issuer:

(i)	on December 31, 2001, the Issuer issued 1,107 additional
shares of the Series B Stock to Strategic as payment-in-kind dividends payable on Strategic's pre-existing Series B Stock,

(ii)	on January 3, 2002, two of the limited partnerships that are in liquidation, for which BLUM LP serves as the general partner, sold 50,000 shares of common stock in the open market pursuant to Rule 144 at a price of $25.7248 per share in connection with the liquidations of those partnerships,


CUSIP NO. 903236107               SCHEDULE 13D                   Page 12 of 14

(iii)	on January 11,2002, in connection with the liquidation of the two limited partnerships described in (ii), the two limited partnerships: (a) distributed a total of 516,029 shares of the Common Stock to the limited partners, (b) transferred 92,023 shares of the Common Stock to BLUM LP, and (c) distributed
4,858 shares to a trust for which Mr. Blum is a beneficiary, and

(iv)	on January 16, 2002, BLUM LP distributed 151,000 shares of the
Common Stock to one of its limited partners in connection with the withdrawal of this limited partner from two of the limited partnerships for which BLUM LP serves as general partner.


 (d), (e)  Not applicable.



Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 903236107              SCHEDULE 13D                   Page 13 of 14

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND
By: BLUM CAPITAL PARTNERS, L.P.       /s/ Murray A. Indick
    its investment advisor            --------------------------------
                                      RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member



CUSIP NO. 903236107               SCHEDULE 13D                  Page 14 of 14

                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 22, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
    and Secretary                         and Secretary


THE COMMON FUND
By: BLUM CAPITAL PARTNERS, L.P.       /s/ Murray A. Indick
    its investment advisor            --------------------------------
                                      RICHARD C. BLUM
By: Richard C. Blum &
    Associates, Inc., its             By: Murray A. Indick
    general partner                   Attorney-in-Fact



By: /s/ Murray A. Indick
        -----------------------
        Murray A. Indick
        Partner, General Counsel
        and Secretary


RCBA GP, L.L.C.                       RCBA STRATEGIC PARTNERS, L.P.
                                      By  RCBA GP, L.L.C., its general partner



By   /s/ Murray A. Indick             By   /s/ Murray A. Indick
     -------------------------------       -----------------------------------
     Murray A. Indick, Member              Murray A. Indick, Member